June 30, 2008	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of US dollars)

	June 30,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	96,376	46,014
Restricted cash (note 3)	60,000	65,710
Marketable securities	5,636	1,615
Accounts receivable and other	26,457	28,720
Inventories	61,797	57,525
Derivative contract (note 8)	1,478	2,956
Future income taxes	-	959
	251,744	203,499
Restricted cash (note 3)	8,300	8,300
Mining interests	404,428	377,705
Other	2,238	2,238
	666,710	591,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities	54,446	39,943
Debt - current	60,380	65,422
Current portion of asset retirement obligations	1,151	509
Current portion of future income taxes	494	-
	116,471	105,874
Debt - long-term	139	139
Contractual severance obligations	1,220	1,479
Asset retirement obligations	6,517	8,290
Future income taxes	30,480	26,781
	154,827	142,563

Non-controlling interest	5,007	-

Shareholders* Equity
Share capital (note 4(a))	760,219	753,058
Contributed surplus (note 4(b))	16,165	13,083
Accumulated other comprehensive income (loss) (note 4(c))	1,776	214
Deficit	(271,284)	(317,176)
	506,876	449,179
	666,710	591,742

Subsequent events (note 10)

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Deficit

For the period ended June 30,

(Expressed in thousands of US dollars except per share amounts)

	Three months ended		Six months ended
	2008	2007	2008		2007
	$	$	$		$
Revenue
Gold sales	80,059	74,876	148,734		116,424
Interest and other income	2,469	1,786	6,313		3,725
	82,528	76,662	155,047		120,149

Expenses
Operating costs	22,977	31,642	42,796		46,708
Depletion, depreciation and amortization	3,512	4,645	12,336		7,754
General and administrative	9,937	4,618	19,731		12,040
Exploration	2,672	2,865	4,863		5,661
Mine standby costs	-	-	2,433		-
Accretion of asset retirement obligation	133	80	266		160
Foreign exchange gain	(1,686)	(2,089)	(832)		(2,654)
Gain on disposal of assets	-	(187)	(24)		(3,664)
Interest and financing costs	842	1,120	1,870		1,896
Unrealized loss on derivative contract	739	-	1,478		-
	39,126	42,694	84,917		67,901
Income before income taxes and other items	43,402	33,968	70,130		52,248

Income tax expense
Current	(8,397)	(1,042)	(14,079)		(1,064)
Future	(4,843)	(6,195)	(5,152)		(11,871)
	(13,240)	(7,237)	(19,231)		(12,935)

Non-controlling interest	(5,007)	-	(5,007)		-

Net income for the period	25,155	26,731	45,892		39,313

Deficit, beginning of period	(296,439)	(340,888)	(317,176)		(353,470)
Deficit, end of period	(271,284)	(314,157)	(271,284)	-	(314,157)

Weighted average number of shares
outstanding
Basic	345,051	343,220	344,827		342,294
Diluted	346,822	344,915	346,230		344,044

Earnings per share
Basic income per share - US$	0.07	0.08	0.13		0.11
Diluted income per share - US$	0.07	0.08	0.13		0.11

Basic income per share - Cdn$	0.07	0.09	0.13		0.13
Diluted income per share - Cdn$	0.07	0.09	0.13		0.13

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the period ended June 30,

(Expressed in thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
	2008	2007	2008	2007
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net earnings for the period	25,155	26,731	45,892	39,313
Items not affecting cash
Accretion of asset retirement obligation	133	80	266	160
Contractual severance expense	-	-	-	598
Depletion, depreciation and amortization	3,512	4,646	12,336	7,754
Unrealized foreign exchange loss	-	218	418	365
Future income taxes	4,843	6,195	5,152	11,871
Gain on disposal of assets	-	(187)	(24)	(3,664)
Imputed interest and financing costs	9	17	19	34
Stock-based compensation	2,961	1,136	7,843	4,230
Non-controlling interest	5,007	-	5,007	-
Unrealized loss on derivative contract	739	-	1,478	-
	42,359	38,836	78,387	60,661
Property reclamation payments	(745)	(1,459)	(1,397)	(2,642)
Contractual severance payments	(28)	(298)	(259)	(1,910)
Changes in non-cash working capital (note 6)	(2,255)	3,880	9,643	(2,457)
	39,331	40,959	86,374	53,652

Investing activities
Mining interests
Capital expenditures	(19,482)	(20,088)	(29,778)	(34,028)
Sales proceeds	219	659	440	1,362
Available-for-sale securities
Purchases	(651)	(380)	(2,443)	(380)
Disposals	-	-	263	-
Pre-production gold sales capitalized in mining interests	-	-	-	10,052
Non-producing properties under development	(7,570)	(3,458)	(9,988)	(6,417)
Value added taxes recoverable on mining interests	-	2,384	-	3,461
Restricted cash	11,010	3,178	5,710	(4,053)
	(16,474)	(17,705)	(35,796)	(30,003)

Financing activities
Capital stock
Issuance of common shares for cash	4,050	6,675	5,263	7,497
Debt
Proceeds	-	-	5,000	-
Repayment	(10,479)	(15,229)	(10,479)	(15,229)
	(6,429)	(8,554)	(216)	(7,732)
Net increase in cash and cash equivalents	16,428	14,700	50,362	15,917
Cash and cash equivalents - beginning of period	79,948	61,184	46,014	59,967
Cash and cash equivalents - end of period	96,376	75,884	96,376	75,884

Supplementary cash flow information (note 6)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the period ended June 30,

(Expressed in thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
	2008	2007	2008	2007
	$	$	$	$

Net earnings for the period ended June 30,	25,155	26,731	45,892	39,313

Other comprehensive income
Net unrealized gains (losses) on available-for-sale
Investment (note 4(c))	2,083	(48)	1,562	(9)

Comprehensive income for the period ended June 30,	27,238	26,683	47,454	39,304

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

1.

Nature of operations and basis of presentation

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is a gold exploration, development, mining and production company. We have ongoing exploration and development projects in Brazil, China and Turkey. On July 1, 2006, Eldorado began production in Turkey and on February 1, 2007, Eldorado began production in China. We suspended production at the Kişladağ mine in Turkey in August 2007 as a result of a court injunction and the mine remained shut down throughout the remainder of 2007. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008. We ceased production operations at the São Bento mine in Brazil in the second quarter of 2007, and the mine is now in reclamation.

With the exception of changes in accounting policies as outlined in note 2 below, these unaudited interim consolidated financial statements have been prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2007. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2007.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the consolidated financial position as at June 30, 2008 and the consolidated results of operations, cash flows and comprehensive income for the three- and six-month periods ended. These interim results are not necessarily indicative of the results for a full year.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2.

Changes in accounting policies and new accounting developments

Capital Disclosures – Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures”, which requires disclosure of qualitative and quantitative information that enables the users to evaluate the Company’s objectives, policies and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in note 7.

Inventories – Section 3031

Effective January 1, 2008, the Company adopted Section 3031 “Inventories”. This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

2.

Changes in accounting policies and new accounting developments (continued)

Financial Instruments – Disclosures – Section 3862 and Presentation – Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These Sections require entities to disclose quantitative and qualitative information in their financial statements that enables users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by these standards are included in note 8.

Goodwill and intangible assets – Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact of this standard on our consolidated financial statements.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral:

	June 30, 2008 $	December 31, 2007 $
Current:
Collateral account against the HSBC bank loan – Turkey	60,000	55,000
Collateral account against the HSBC bank loan – China	-	10,500
Electricity deposit	-	210
	60,000	65,710
Non-current:
Environmental guarantee deposit	8,300	8,300
	8,300	8,300

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

3.

Restricted cash (continued)

The environmental guarantee deposit is held on account with a Turkish bank under environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds are invested at prevailing bank rates. Interest earned on these deposits is included in interest and other income as presented in the Consolidated Statements of Operations.

4.

Shareholders’ equity

(a)

Authorized share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2008, there were no non-voting common shares outstanding.

Voting common shares	Number of shares	Amount $

Balance, December 31, 2007	344,208,540	753,058

Estimated fair value of share options exercised	-	1,898
Shares issued upon exercise of share options, for cash	1,261,326	5,263

Balance, June 30, 2008	345,469,866	760,219

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2007	11,989	1,094	13,083

Non-cash stock-based compensation	4,980	-	4,980
Options exercised, credited to share capital	(1,898)	-	(1,898)

Balance, June 30, 2008	15,071	1,094	16,165

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

4.

Shareholders’ equity (continued)

(c)

Accumulated other comprehensive income

Accumulated other comprehensive income is as follows:

$

Balance, December 31, 2007	214

Unrealized gains on available-for-sale investment	1,623
Realized gains on sale of available-for-sale investment transferred to net income	(61)

Balance, June 30, 2008	1,776

5.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2007	5.36	8,224,279	3.1
Granted	6.45	2,828,000
Exercised	4.17	(1,261,326)
Cancelled	6.46	(10,001)

Balance, June 30, 2008	5.83	9,780,952	3.3

At June 30, 2008, 6,172,697 share purchase options (December 31, 2007 – 5,064,193) with a weighted average exercise price of Cdn$5.49 (December 31, 2007 – Cdn$4.64) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

5.

Stock-based compensation (continued)

Options outstanding at June 30, 2008 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	2,097,000	1.1	3.57	2,097,000	3.57
$4.00 to $4.99	225,000	2.5	4.69	133,333	4.59
$5.00 to $5.99	1,514,418	3.4	5.40	950,666	5.52
$6.00 to $6.99	2,983,000	4.5	6.43	1,085,998	6.40
$7.00 to $7.99	2,961,534	3.7	7.13	1,905,700	7.12

	9,780,952	3.3	5.83	6,172,697	5.49

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to June 30, 2008 has been included in the undernoted expenses in the Consolidated Statement of Operations as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2008 $	2007 $	2008 $	2007 $

Operating costs	214	225	648	833
Exploration	200	130	753	496
General and administrative	909	781	3,579	2,901

	1,323	1,136	4,980	4,230

(c)

Bonus Cash Award Units

As of June 30, 2008, Eldorado had awarded 587,500 Bonus Cash Award Units (“BCAUs”) with a vesting date of February 8, 2008 and 587,500 BCAUs with a vesting date of February 8, 2009. A total of 287,580 BCAUs from the first vesting remained unexercised at June 30, 2008. The carrying value of BCAUs at June 30, 2008 was $1,689 and is reflected in accrued liabilities on the balance sheet. The related cost in the amount of $2,863 is reflected in “general and administrative expense” in the Consolidated Statements of Operations.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

6.

Supplementary cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2008 $	2007 $	2008 $	2007 $

Changes in non-cash working capital
Accounts receivable and other	1,829	(2,637)	2,008	(2,975)
Inventories	(5,078)	2,503	(2,421)	(3,306)
Accounts payable and accrued liabilities	994	4,014	10,056	3,824

	(2,255)	3,880	9,643	(2,457)

Supplementary cash flow information
Income taxes paid	8,678	-	8,678	-
Interest paid	259	1,196	259	1,411

7.

Capital disclosure

Eldorado’s objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern,

b)

have sufficient capital to develop our mining projects and take them into production, and

c)

meet external capital requirements on our credit facilities.

The Company monitors capital based on the debt to adjusted capital ratio. Debt is total debt shown on the balance sheet. Adjusted capital includes all components of shareholders’ equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit.

Eldorado’s strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at June 30, 2008 and December 31, 2007 was 11.94% and 14.60% respectively.

8.

Financial instruments

a)

Fair value

The fair value of financial instruments at June 30, 2008 and December 31, 2007 is summarized as follows:

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

8.

Financial instruments (continued)

	June 30, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value

	$	$	$	$
Financial Assets

Held for trading
Cash and cash equivalents	96,376	96,376	46,014	46,014
Restricted cash	68,300	68,300	74,010	74,010
Marketable securities	236	236	-	-
Accounts receivable and other	26,457	26,457	28,720	28,720
Derivative contract	1,478	1,478	2,956	2,956

Available for sale
Marketable securities	5,400	5,400	1,615	1,615

Financial Liabilities

Accounts payable and accrued liabilities	54,446	54,446	39,943	39,943
Debt	60,519	60,519	65,561	65,561

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

Derivative financial instruments are reported at fair value, with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

The derivative contract fair value was calculated based on a capital asset pricing model (“CAPM”) to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

The CAPM estimates the risk-adjustment applied to spot electricity prices as a means of deriving a forward price.

We used the following assumptions when calculating the fair value of this contract:

Quantity of energy to purchase	39,655.60 MWh
Set price per contract	$24.50/MWh
Spot price in Brazilian real – January 2008	R$502.45/MWh
Forward price of energy (range)	$111.78/MWh – $54.75/MWh
US treasury yield (range)	2.90% – 3.31%

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

8.

Financial instruments (continued)

b)

Financial risk management

Eldorado’s activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, liquidity risk and gold price risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by ratings agencies.

Currency risk

The Company operates in numerous countries, including Canada, Turkey, China and Brazil, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Eldorado’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) and are therefore subject to fluctuation against the US dollar.

We held the following balances in foreign currency as at June 30, 2008:

	Canadian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	5,362	92	2,500	169,670	2,987
Accounts receivable	7,191	2	17,444	24,299	10,097
Accounts payable and accrued liabilities	(4,833)	(57)	(17,935)	(205,585)	(11,560)
Net balance	7,720	37	2,009	(11,616)	1,524

Equivalent in US dollars	7,589	58	1,644	(3,671)	956

Based on the balances as at June 30, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $66 in earnings before income. There would be no effect in other comprehensive income.

Our cash flows from our operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and a certain amount of our operating expenses are in the currency of the country in which our mining operations take place.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

8.

Financial instruments (continued)

Gold price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to gold price risk at this time. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in the price of gold.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado’s other price risk includes equity price risk and energy price risk, whereby the Company’s investments in available-for-sale securities and derivative contracts, respectively, are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances, and by appropriately using its lines of credit. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

As at June 30, 2008, Eldorado had $29,928 of purchase obligations with respect to its normal course of business and $25,403 in capital commitments for the remainder of 2008.

9.

Segmented information

During the period ended June 30, 2008, Eldorado had four reporting segments. The Brazil reporting segment includes the reclamation activities of the São Bento mine and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The corporate reporting segment includes the operations of the Company’s corporate office.

	June 30, 2008

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	186,619	155,311	7,960	875	350,765
Non-producing	42,650	-	11,013	-	53,663

	229,269	155,311	18,973	875	404,428

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

9.

Segmented information (continued)

	December 31, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	175,888	149,267	7,919	956	334,030
Non-producing	38,358	-	5,317	-	43,675

	214,246	149,267	13,236	956	377,705

Operations

	For the three months ended June 30, 2008

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	50,930	29,129	-	-	80,059
Interest and other income	279	131	1,539	520	2,469
	51,209	29,260	1,539	520	82,528
Expenses except the undernoted	14,680	11,454	443	6,365	32,942
Depletion, depreciation and amortization	2,209	1,217	-	86	3,512
Exploration	1,927	96	346	303	2,672

Income (loss) before tax and other items	32,393	16,493	750	(6,234)	43,402
Income tax expense	(6,768)	(3,642)	(2,799)	(31)	(13,240)
Non-controlling interest	-	(5,007)	-	-	(5,007)

Net income (loss)	25,625	7,844	(2,049)	(6,265)	25,155

	For the six months ended June 30, 2008

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	73,244	75,490	-	-	148,734
Interest and other income	368	226	4,307	1,412	6,313
	73,612	75,716	4,307	1,412	154,047
Expenses except the undernoted	25,474	26,361	1,572	14,311	67,718
Depletion, depreciation and amortization	3,098	9,069	-	169	12,336
Exploration	3,170	188	794	711	4,863

Income (loss) before tax and other items	41,870	40,098	1,941	(13,779)	70,130
Income tax expense	(8,471)	(7,561)	(3,151)	(48)	(19,231)
Non-controlling interest	-	(5,007)	-	-	(5,007)

Net income (loss)	33,399	27,530	(1,210)	(13,827)	45,892

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

9.

Segmented information (continued)

	For the three months ended June 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	45,997	24,247	4,632	-	74,876
Interest and other income	460	41	65	1,220	1,786
	46,457	24,288	4,697	1,220	76,662
Expenses except the undernoted	13,711	16,992	2,552	2,116	35,371
Depletion, depreciation and amortization	1,932	2,649	-	64	4,465
Exploration	1,633	40	809	383	2,865
Gain on disposal of assets	-	-	-	(187)	(187)

Income (loss) before tax	29,181	4,607	1,336	(1,156)	33,968
Income tax expense	(5,788)	(166)	(1,260)	(23)	(7,237)

Net income (loss)	23,393	4,441	76	(1,179)	26,731

	For the six months ended June 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	76,410	33,107	6,907	-	116,424
Interest and other income	1,085	71	178	2,391	3,725
	77,495	33,178	7,085	2,391	120,149
Expenses except the undernoted	24,949	21,397	4,212	7,592	58,150
Depletion, depreciation and amortization	3,235	4,385	-	134	7,754
Exploration	3,111	40	1,894	616	5,661
Gain on disposal of assets	-	-	(3,341)	(323)	(3,664)

Income (loss) before tax	46,200	7,356	4,320	(5,628)	52,248
Income tax expense	(10,491)	(166)	(2,233)	(45)	(12,935)

Net income (loss)	35,709	7,190	2,087	(5,673)	39,313

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

June 30, 2008

(Expressed in thousands of US dollars, unless otherwise stated)

10.

Subsequent events

a)

On July 3, 2008 we announced that our bid to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (“FRP”) was successful. The transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis). FRP shareholders will receive 0.122 common shares of Eldorado and C$0.0001 in cash as well as one exchange receipt (an "Exchange Receipt") for every common share of FRP. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon a joint ministerial resolution being issued prior to July 1, 2009 by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for FRP's Perama Hill gold project. If the joint ministerial resolution accepting the environmental terms of reference is not received prior to July 1, 2009, the Exchange Receipts will be cancelled.

b)

On July 9, 2008 we announced our agreement with Brazauro Resources Corporation to earn an interest in the Tocantinzinho (“TZ”) Project in Brazil. Eldorado can earn up to a 75% interest in the TZ Project by undertaking $9.5 million of exploration and development expenditures and making payments to Brazauro in the aggregate of $90.0 million plus a production decision fee of up to $10.0 million. As part of the transaction Eldorado will subscribe for 8,800,000 units of Brazauro at a price of $0.95 per unit.

c)

On July 31, 2008 we announced we have entered into a letter agreement (“the Agreement”) with AngloGold Ashanti (“AngloGold”) for the sale of all the shares of São Bento Gold Limited (“SBGL”) together with its wholly owned subsidiary São Bento Mineracao S.A, which in turn holds all the assets and liabilities of the São Bento Gold Mine in Minas Gerais State, Brazil (“the Transaction”). The Agreement is subject to execution and delivery of final definitive agreements and regulatory approvals in Brazil and the Republic of South Africa. Under the terms of the Agreement AngloGold will acquire all the shares of SBGL for a total consideration of US$70 million, to be paid in American Depositary Shares (“ADS”) of AngloGold which will be freely tradeable on the New York Stock Exchange. Eldorado’s Vila Nova Iron Ore Project and certain pieces of underground equipment are excluded from the Transaction. As a term of the Agreement, Eldorado will be provided with a right of first refusal on any future disposition by AngloGold of the São Bento Mine or AngloGold’s adjacent Corrego do Sitio Gold Project for a period of three years.